As filed with the Securities and Exchange Commission on March 5, 2007
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
TENDER OFFER STATEMENT
UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
CLARK, INC.
(Name of Subject Company)
AUSA HOLDING COMPANY
AUSA MERGER SUB, INC.
AEGON N.V.
AEGON USA, INC.
(Names of Filing Persons (Offerors))
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
181457102
(CUSIP Number of Class of Securities)
CRAIG D. VERMIE, ESQ.
AUSA HOLDING COMPANY
4333 EDGEWOOD ROAD, NE
CEDAR RAPIDS, IOWA 52499
(319) 355-8511
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
COPIES TO:
WILLIAM J. KELTY, ESQ.
JANET O. LOVE, ESQ.
LORD, BISSELL & BROOK LLP
111 SOUTH WACKER DRIVE
CHICAGO, ILLINOIS 60606
(312) 443-0700
CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$293,045,702	$31,356
*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by adding (a) the amount equal to the product of $17.21, the per share tender offer price, and the difference between (i) the 17,708,177 outstanding shares of Common Stock as of October 31, 2006 less (ii) the 2,286,994 shares of Common Stock owned by AUSA Holding Company; plus (b) the amount equal to the product of $17.21 by the 1,606,458 shares of Common Stock underlying outstanding stock options as of October 31, 2006.
**	Calculated as 0.0107% of the transaction value pursuant to Rule 0-11(d).
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

			AUSA
			Holding
Amount Previously Paid:	$31,356	Filing Party:	Company

Form or Registration No.:	Schedule TO	Date Filed:	December 13, 2006
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 further amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “Commission”) on December 13, 2006, as amended February 20, 2007, by AUSA Merger Sub, Inc., a Delaware corporation (“Purchaser”), AUSA Holding Company, a Maryland corporation (“Parent”), AEGON USA, Inc., an Iowa corporation (“AEGON USA”), and AEGON N.V., a limited liability stock company organized under the laws of The Netherlands (“AEGON NV”). Purchaser is a wholly-owned subsidiary of Parent, Parent is a wholly-owned subsidiary of AEGON USA, and AEGON USA is an indirect wholly-owned subsidiary of AEGON NV, the ultimate parent company of Purchaser, Parent and AEGON USA. When referring to Purchaser, Parent, AEGON USA and AEGON NV together, we refer to them as the “AEGON Group” or the “Offerors.” This Amendment No. 2 relates to the Offer by the Purchaser to purchase the outstanding shares (other than shares owned by Parent) of Common Stock, par value $0.01 per share (the “Common Stock”), of Clark Inc., a Delaware corporation (the “Company”), including the associated rights (“Rights”) to purchase shares of preferred stock of the Company issued pursuant to the Rights Agreement, as amended (the “Rights Agreement”), dated as of July 10, 1998, between the Company and The Bank of New York, as rights agent (the Common Stock, together with the Rights, the “Shares”). The Offer Price is $17.21 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 13, 2006, as amended February 20, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively (which, together with the amendments contained in this Amendment No. 2 and any other amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined in this Amendment No. 2 shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Purchase.
The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment No. 2 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
ITEMS 5, 11 and 12.
Item 5 “Past Contacts, Transactions, Negotiations and Agreements,” Item 12 “Exhibits” and Item 13 “Information Required by Schedule 13E-3” of the Schedule TO, each of which incorporate by reference information contained in the Offer to Purchase, are hereby amended as follows:
     1. “Special Factors — Section 1 — Background of the Offer” in the Offer to Purchase, is hereby amended by adding the following to the end of said Section 1:
Approvals Related to New MBO Agreement and Other Matters. On February 25, 2007, the Board of Directors of the Company held a meeting in which the members discussed and considered certain actions related to the New MBO Agreement and the increased Offer Price. The Board of Directors discussed and ratified (with Messrs. Wamberg, Pyra and Benson abstaining) the actions of the Special Committee in connection with approval of the New MBO Agreement and Dr. Pohlman’s execution of the New MBO Agreement.
At the meeting, Sandler O’Neill reported that it had issued an updated fairness opinion reflecting the increased Offer Price but which in all other respects was substantially the same as its earlier opinions delivered November 1, 2006 and December 6, 2006. The increased Offer Price of $17.21 per share reflected the additional consideration to be received for the MBO Businesses under the New MBO Agreement after deducting $1.1 million in expense reimbursement and topping fees paid to the competing investor group as well as the allocation provided for in the Merger Agreement. Sandler O’Neill confirmed that in its opinion, based on the matters referred to in its letter, the increased Offer Price was fair to the Company’s unaffiliated stockholders from a financial point of view. Counsel for the Company summarized factors that had been considered by the Board of Directors in adopting its previous recommendations to the Company’s stockholders as stated in the Schedule 14D-9, as amended. In light of the updated fairness opinion of Sandler O’Neill and the fact that nothing had come to the attention of the Board of Directors that would alter its recommendations, the Board of Directors, and the independent directors of the Board of Directors by separate vote, each unanimously approved, adopted and reconfirmed the factors previously considered and the recommendations previously made to the Company’s stockholders to accept the Offer, and reaffirmed their determination that the Offer and Merger is fair and in the best interests of the Company’s unaffiliated stockholders.
In addition, the Board of Directors ratified the February 20, 2007 action to place Mr. Lemajeur, the Chief Financial Officer and Chief Accounting Officer of the Company, on paid administrative leave. The Board also appointed James Cooper, a certified public accountant and attorney presently in charge of tax accounting matters for the Company, as acting Chief Financial Officer and Chief Accounting Officer.
     2. “Special Factors — Section 2 — Recommendations of the Company’s Special Committee and Board of Directors; Fairness of the Offer” in the Offer to Purchase, is hereby amended by adding the following immediately before the subsection entitled “Interests of the Company’s Directors and Executive Officers” in the Offer:
On February 25, 2007, the Board of Directors of the Company unanimously ratified the actions of the Special Committee in approving the Company’s entry into the new asset purchase agreement (the “New MBO Agreement”) with C-W Co. and Tom Wamberg for the sale of the MBO Businesses, pursuant to which the purchase price for the MBO Businesses was increased to $55.5 million. In light of the increased Offer Price afforded by the increased purchase price for the MBO Businesses, and after consultation with the Company’s financial and legal advisors, the Board of Directors, and separately all independent directors on the Board of Directors, each have unanimously (i) reaffirmed their determination that it is fair and in the best interests of the unaffiliated stockholders to consummate the Offer and the Merger and (ii) reaffirmed their previous recommendations that the stockholders of the Company tender their shares of Common Stock of the Company pursuant to the Offer and approve the Merger Agreement.
Fairness of the Offer
Sandler O’Neill has delivered to the Company’s Board of Directors, and KBW has delivered to the Special Committee their respective written opinions, each dated November 1, 2006, to the effect that, as of such date and based upon and subject to the certain factors and assumptions as set forth in such opinions, the consideration to be received by unaffiliated Stockholders of the Company in the Offer and the Merger was fair from a financial point of view to such holders. KBW has also delivered to the Special Committee a valuation of the MBO Businesses dated October 23, 2006. The full text of Sandler O’Neill’s written opinion, updated to December 6, 2006, and KBW’s written opinion, which describe the assumptions made, procedures followed, matters considered and limitation on the review undertaken, are annexed to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the Exchange Act, which was mailed to Stockholders with the Offer to Purchase. The full text of Sandler O’Neill’s written opinion, updated to February 25, 2007, which describes the assumptions made, procedures followed, matters considered and limitation on the review undertaken, is included as Exhibit (c)(14) to Amendment No. 2 to the Company’s Schedule 13E-3 filed March 5, 2007.

Holders of Shares are urged to read the Schedule 14D-9, as amended, including the recommendation of the Board of Directors and reasons therefor and the full text of Sandler O’Neill’s updated opinions and KBW’s opinion, carefully.
     3. “Special Factors — Section 3 — Position of Parent and Purchaser Regarding Fairness of the Offer” is hereby amended by amending and restating Item number 7 following the second paragraph of Section 3 as follows:
7. The assets, obligations, operations and earnings of the Company and its subsidiaries taken as a whole and of the Corporate Solutions Group separately. We valued the acquisition with an actuarial based valuation model of projected discounted cash flows. We also considered the purchase price relative to other financial information such as net book value, going concern value, liquidation value and earnings multiples; however, this other information was only considered to affirm the valuation model and assess the potential downside risk inherent in the transaction.
     4. “Special Factors — Section 12 — Exhibits” is hereby amended as follows:
ITEM 12. EXHIBITS
The list of exhibits under Item 12 of the Schedule TO is hereby amended to add the following additional exhibit:
(c)(14)	Opinion of Sandler O’Neill Partners, L.P. dated February 25, 2007 (incorporated by reference to Exhibit (c)(14) to Amendment No. 2 to the Company’s Schedule 13E-3 filed by the Company on March 5, 2007).

SIGNATURES
After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

AUSA Holding Company
By:	/s/ James A. Beardsworth
	Name:	James A.
	Title:	Beardsworth President

AUSA Merger Sub, Inc.
By:	/s/ James A. Beardsworth
	Name:	James A.
	Title:	Beardsworth President

AEGON N.V.
By:	/s/ Joseph B. M. Streppel
	Name:	Joseph B. M. Streppel
	Title:	CFO, Member Executive Board

AEGON USA, Inc.
By:	/s/ James A. Beardsworth
	Name:	James A. Beardsworth
	Title:	Treasurer, Senior Vice President Corporate Development

Dated: March 5, 2007

EXHIBIT INDEX
(c)(14)	Opinion of Sandler O’Neill Partners, L.P. dated February 25, 2007 (incorporated by reference to Exhibit (c)(14) to Amendment No. 2 to the Company’s Schedule 13E-3 filed by the Company on March 5, 2007).